SECURITIES AND EXCHANGE COMMISSION



13003215

Washington, D.C. 20549

Form 11 – K

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the fiscal year ended December 31, 2012

Commission files numbers 98-0101920 and 23-1099050

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GlaxoSmithKline Retirement Savings Plan
GlaxoSmithKline LLC
5 Crescent Drive
Philadelphia, PA 19112

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

GlaxoSmithKline LLC
5 Crescent Drive (NY0300)
Philadelphia, PA19112

GlaxoSmithKline Retirement Savings Plan
(Name of Plan)

Date: 6/18/13

Michelle Killian
Vice President HR Services US/UK
Plan Administrator

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-87421) of GlaxoSmithKline of our report dated June 17, 2013 relating to the financial statements of GlaxoSmithKline Retirement Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, PA
June 17, 2013

GlaxoSmithKline
Retirement Savings Plan
Financial Statements as of and for the Years Ended December 31, 2012 and 2011 and Supplemental Schedule as of December 31, 2012



pwc

GlaxoSmithKline
Retirement Savings Plan

Financial Statements as of and for the Years Ended December 31, 2012 and 2011 and Supplemental Schedule as of December 31, 2012

GlaxoSmithKline
Retirement Savings Plan
Index

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.



Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
GlaxoSmithKline Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of GlaxoSmithKline Retirement Savings Plan (the "Plan") at December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 17, 2013

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7045
T: (267) 330 3000, F: (267) 330 3300, www.pwc.com/us

GlaxoSmithKline
Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
Assets		
Investments at fair value	$ 4,926,148,131	$ 4,428,104,875
Total investments	4,926,148,131	4,428,104,875
Receivables		
Employer contributions	2,913,171	1,932,576
Participant contributions	4,755,677	3,099,460
Dividends and interest	7,649,801	7,513,860
Notes receivable from participants	51,096,822	49,565,037
Total receivables	66,415,471	62,110,933
Total assets	4,992,563,602	4,490,215,808
Liabilities		
Accrued management fees	730,094	511,611
Total liabilities	730,094	511,611
Net assets available for benefits at fair value	4,991,833,508	4,489,704,197
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(12,406,239)	(8,572,337)
Net assets available for benefits	$ 4,979,427,269	$ 4,481,131,860

The accompanying notes are an integral part of these financial statements.

GlaxoSmithKline
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2012 and 2011

	2012	2011
Additions to net assets attributed to		
Investment income		
Interest	$ 10,072,184	$ 10,477,412
Dividends	67,053,710	50,820,566
Net appreciation in fair value of investments	421,414,665	19,103,805
Total investment income	498,540,559	80,401,783
Contributions		
Participant	186,748,256	181,017,229
Employer	117,975,306	115,037,825
Total contributions	304,723,562	296,055,054
Total additions	803,264,121	376,456,837
Deductions from net assets attributed to		
Benefits paid to participants	302,016,574	407,111,329
Administrative expenses	2,952,138	2,910,826
Total deductions	304,968,712	410,022,155
Net increase (decrease)	498,295,409	(33,565,318)
Net assets available for benefits		
Beginning of year	4,481,131,860	4,514,697,178
End of year	$ 4,979,427,269	$ 4,481,131,860

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

The following description of the GlaxoSmithKline Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by GlaxoSmithKline LLC (the "Company"). The Plan was established to encourage and assist Company employees to save regularly for retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Under the terms of the Plan, eligible employees with one hour of credited service may voluntarily elect to contribute pre-tax and/or Roth 401(k) contributions, which combined can range from 1% to 50% of their eligible compensation, as defined in the Plan Document. Participants who have attained age 50 before the end of the Plan's year are also eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified retirement plans or individual retirement accounts, subject to the terms of the Plan. Participants may direct the investment of their contributions into various investment options offered by the Plan and may change those options at any time during the year.

The Company contributes matching contributions to participating employees with one year of service in an amount equal to 100% of the employee's combined pre-tax and/or Roth 401(k) contributions not in excess of 4% of the employee's eligible compensation as defined by the Plan. Additionally, after completion of one year of service, the Company provides for stock ownership account contributions of 2% of eligible employee compensation, regardless of whether the employee voluntarily contributes to the Plan. If a participant does not designate an investment direction, the stock ownership account contribution is invested into the GSK Stock Fund, which invests in GlaxoSmithKline plc American Depository Shares ("GSK ADS").

Participant Accounts

Each participant's account is credited with the participant's contributions, Company matching contributions, and investment earnings or losses as applicable and charged with fees as applicable. The earnings of investments are allocated daily to the individual accounts of participants. These allocations are based on each participant's relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation and depreciation on the GSK ADS, which are allocated based upon the number of units held in the individual accounts of participants. The benefit, to which a participant is entitled, is the benefit that can be provided from the participant's vested account.

Nonparticipant-Directed Investments

As of January 1, 2007, all nonparticipant-directed investments in the Stock Ownership Account ("SOA") ceased. Under the new policy, participants can direct the investment of all the future contributions and balances in this SOA to any other funds in the Plan. In the absence of an investment election, contributions will be initially invested into the GSK Stock Fund. However, participants can transfer their accumulated holdings to any other investment option within the Plan at any time.

Vesting
Participants are immediately and fully vested in their participant contributions, Company matching contributions and stock ownership account contributions, plus actual earnings thereon.

Payment of Benefits
Participants become entitled to payment of the total value of their accounts at the time of termination, retirement, disability, or death. Payment is in the form of an immediate lump sum distribution of cash or GSK ADS, if the participant account balance is less than $5,000. If the account balance is greater than $5,000, participants have the option of selecting payments in the form of annual installments over a period not extending beyond 5 years or as a lump sum distribution, or they may postpone their withdrawal until as late as age 70-1/2, unless the participant remains an active employee.

During employment, participants may withdraw participant rollover contributions, after-tax contributions, after-tax earnings and prior Company matching contributions at any age. After the age of 59-1/2, participants may withdraw their pre-tax, Roth 401(k), after-tax and rollover contributions at any time.

Prior to age 59-1/2, participant pre-tax and Roth 401(k) contributions may only be withdrawn in the event of financial hardship and then only after the withdrawal of the value of all participant after-tax contributions, prior employer contributions and rollover contributions. Withdrawals of participant pre-tax or Roth 401(k) contributions during employment may cause the participant to become ineligible to participate in the Plan for a period of 6 months following the withdrawal.

Participant Loans Receivable
Participants may borrow from their vested fund accounts a minimum loan amount of $1,000 up to a maximum loan amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers from the applicable investment option to the Participant Loan Fund. Loan terms range from 1-5 years, or up to 15 years for the purchase of a primary residence.

The loans are collateralized by the balance in the participant's account and bear interest at a rate equal to the prime rate plus 1% as of the initial date of the loan, as determined by the Plan's administrator. Principal and interest is paid ratably through bi-weekly payroll deductions. Participants must pay a one time loan processing fee of $50.

Loans outstanding at December 31, 2012 have interest rates ranging from 4.25% to 10.50% with maturity dates from 2012 to 2027.

Participant loans receivable are valued at unpaid principal plus accrued, but not paid interest, which approximates fair market value.

Administrative Expenses
Certain administrative expenses, including investment management fees for certain unitized funds and individual account charges for those participants who use a professional management service for their investments in the Plan are paid directly by the Plan. Certain administrative functions are performed by officers or employees of GlaxoSmithKline LLC and its affiliates. No such officer or employee receives compensation from the Plan. Other administrative expenses of the Plan are paid by the Company. During the years ended December 31, 2012 and 2011, the Company paid administrative expenses of $2,877,202 and $2,305,026, respectively, on behalf of the Plan.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Reclassifications
Certain prior year amounts have been reclassified to conform to current year presentation.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. The fair value of GSK ADS are based upon quoted market prices obtained from the New York Stock Exchange. Shares of mutual funds are valued at the quoted net asset value of shares held by the Plan at year end. Investments in common collective trust funds are stated at the unit value of common collective trust portfolio, which is based on the fair value of the underlying trust investments. Interest bearing cash accounts represent the Plan's investments managed by State Street Global Advisors (SSgA) in a Short Term Investment Fund. The underlying investments include short-term securities issued by the U.S. government or its agencies, as well as short term corporate and bank securities.

FASB ASC 820 defines fair value and outlines a framework for measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Please see Note 5.

Synthetic guaranteed investment contracts are stated at the fair value of the underlying assets of the wrapped synthetic contract, which principally consists of limited partnerships and common collective trust funds holding high-quality bond portfolios, combined with wrap contracts. The fair value of wrap contracts associated with the synthetic investment contracts is determined based on replacement cost, which approximates fair market value. Wrap contracts are valued by calculating the present value of excess future wrap fees. When the replacement cost of the wrapper contract (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of the cash flow stream is calculated by discounting, using a discount rate equal to the spot rate on a swap yield curve that is based on the duration of the holding.

As described in the accounting guidance issued by the FASB, synthetic guaranteed investment contracts held by a defined-contribution plan are required to be reported at fair value. The relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts is contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in synthetic guaranteed investment contracts, which have fully benefit responsive investment contracts among their investments. As required by the FASB, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of investments are recorded on the trade-date basis. Interest income is recognized as earned. Dividend income is recorded on the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation and depreciation in the fair value of its investments, which includes realized gains and losses and unrealized appreciation and depreciation.

Benefits Paid to Participants
Benefits paid to participants from participants' accounts are recorded when paid.

3. Synthetic Guaranteed Investment Contracts

Synthetic guaranteed investment contracts are agreements with high quality banks and insurance companies which are designed to help preserve principal and provide a stable crediting rate. The wrap contracts are fully benefit responsive and provide that all participant initiated withdrawals permitted under the Plan will be paid at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Each wrap contract crediting rate formula is designed to provide a stable return during rising or falling interest rates. The synthetic guaranteed investment contracts serve to smooth the impact of fluctuating interest rates and bond prices by amortizing the gains or losses over the duration of the portfolio. The smoothing function allows the stable value portfolio yield to track the general direction of interest rate changes without the day-to-day price volatility of traditional bond portfolios.

The crediting rate on each wrap contract resets monthly. The crediting interest rate is based on a formula agreed upon with the issuer. The crediting rate formula will be applied using information as of the last business day of the second calendar month before crediting rate reset date. The terms of each wrap agreement stipulate a crediting rate floor of 0%. The average aggregate yields for the synthetic investment contracts as of December 31, 2012 and 2011, respectively, were as follows:

	2012	2011
Average yields		
Based on actual earnings	0.86 %	1.15 %
Based on interest rate credited to participants	1.86 %	1.80 %

Automatic termination of the wrap contract will occur if the contract value or the market value of the contract equals zero; the contracts may also be terminated in the event of a default. Withdrawals due to plant closings, layoffs, bankruptcy, mergers, and early retirement incentives are paid out at contract value so long as the employee experienced a bona fide job loss. Withdrawals at contract value are limited to employee initiated events. Any event that is employer initiated would result in withdrawal at market value (which may be significantly less than, contract value). If the assets were transferred to another synthetic contract within the Plan's synthetic guaranteed investment contract portfolio, the market value to contract value loss in existence on the termination date, if any, would be transferred to the new contract and the loss would be amortized through future crediting resets.

4. Total Investments

Investments held by the Plan as on December 31, 2012 and 2011 are as follows:

	2012	2011
Interest bearing cash		
State Street Bank and Trust Company SSgA Short Term Investment Fund	$ 20,890,674	$ 45,323,998
ADS		
GlaxoSmithKline plc ADS*	482,986,346	529,454,472
Mutual funds		
American Funds EuroPacific Growth Fund*	300,546,806	272,341,766
Vanguard Windsor II Fund*	273,247,390	241,279,283
PIMCO Total Return Fund*	259,183,775	196,005,753
Vanguard Selected Value Fund	58,597,831	51,827,968
Vanguard Mid-Cap Growth Fund	85,783,156	72,569,599
Royce Special Equity Fund	58,995,434	52,086,297
Vanguard Prime Money Market Fund	186,494,338	183,758,557
Total mutual funds	1,222,848,730	1,069,869,223
Common collective trust funds		
SSgA S&P 500 Index Non-Lending Series Fund (Class A)*	850,493,518	738,075,388
SSgA US Bond Index Non-Lending Series Fund (Class A)*	326,993,017	313,314,580
SSgA Russell Small Cap Index Non-Lending Series Fund (Class A)*	255,164,288	232,408,607
SSgA International Index Non-Lending Series Fund (Class A)*	316,573,690	231,885,362
SSgA S&P MidCap Index Non-Lending Series Fund (Class A)	239,806,775	179,649,748
SSgA US Total Market Index Non-Lending Series Fund (Class A)	77,753,788	54,200,049
T. Rowe Price New Horizons Trust	170,747,664	143,190,380
Vanguard Target Retirement Income Trust II	37,280,056	35,001,803
Vanguard Target Retirement 2010 Trust II	28,067,193	26,147,529
Vanguard Target Retirement 2015 Trust II	38,991,683	35,499,103
Vanguard Target Retirement 2020 Trust II	99,000,719	92,583,125
Vanguard Target Retirement 2025 Trust II	46,486,882	39,956,020
Vanguard Target Retirement 2030 Trust II	85,314,083	77,984,944
Vanguard Target Retirement 2035 Trust II	36,125,794	27,130,536
Vanguard Target Retirement 2040 Trust II	56,035,493	46,577,191
Vanguard Target Retirement 2045 Trust II	15,252,535	11,422,173
Vanguard Target Retirement 2050 Trust II	6,785,552	5,175,921
Vanguard Target Retirement 2055 Trust II	2,132,528	678,142
Winslow Large Cap Growth Fund	88,940,200	74,581,850
Total common collective trust funds	2,777,945,458	2,365,462,451
Synthetic investment contracts stated at fair value*		
Monumental - AEGON	95,858	37,951
Dwight 2011 Term Fund	-	15,886,537
Dwight 2012 Term Fund	4,320,863	17,230,176
Dwight 2013 Term Fund	19,749,615	17,352,187
Dwight 2014 Term Fund	20,127,686	17,577,638
Dwight 2015 Term Fund	21,672,866	18,955,879
Dwight 2016 Term Fund	22,987,039	-
Dwight Intermediate Core Fund	51,925,029	52,649,314
Total value	140,878,956	139,689,682

	2012	2011
State Street Bank	62,713	37,241
Dwight 2011 Term Fund	-	16,073,227
Dwight 2012 Term Fund	4,240,223	17,432,655
Dwight 2013 Term Fund	19,381,028	17,556,100
Dwight 2014 Term Fund	19,752,043	17,784,201
Dwight 2015 Term Fund	21,268,385	19,178,637
Dwight 2016 Term Fund	22,558,032	-
Dwight Intermediate Core Fund	50,955,952	53,204,818
Total value	138,218,376	141,266,879
Prudential		
Dwight 2011 Term Fund	-	15,589,223
Dwight 2012 Term Fund	4,371,753	16,907,716
Dwight 2013 Term Fund	19,982,224	17,027,443
Dwight 2014 Term Fund	20,364,748	17,248,676
Dwight 2015 Term Fund	21,928,127	18,601,122
Dwight 2016 Term Fund	23,257,778	-
Dwight Intermediate Core Fund	52,474,961	51,663,990
Total value	142,379,591	137,038,170
Total synthetic investment contracts	421,476,923	417,994,731
Total investments	$ 4,926,148,131	$ 4,428,104,875

* The denoted investments represent 5% or more of the Plan's net assets as of December 31, 2012

Under it's Declaration of Trust, the T.Rowe Price New Horizons Trust is subject to a 90-day advance written notice to the trustee prior to redemption of trust units. The actual operating procedure over 2012 was to require only one day's advanced written notice when redemptions are requested by Plan participants and thirty days advanced written notice in the case of a partial or whole withdrawal of the Plan's units in the trust.

During 2012 and 2011, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $421,414,665 and $19,103,805, respectively, as follows:

	2012	2011
GSK ADS	$ (24,078,391)	$ 77,612,089
Mutual funds	100,713,997	(34,460,479)
Common collective trust funds	344,695,680	(22,608,991)
Synthetic guaranteed investment contracts and wrapper contracts	83,379	(1,438,814)
	$ 421,414,665	$ 19,103,805

5. Fair Value Measurements

The Plan has adopted guidance contained within FASB ASC 820-10, Fair Value Measurements and Disclosures, for estimating the fair value of investments in investment companies that have a calculated net asset value per share in accordance with FASB ASC 946-10, Financial Services - Investment Companies. According to this guidance, in circumstances where the net asset value per share of an investment is not determinative of fair value, a reporting entity is permitted, as practical expedient, to estimate the fair value of an investment in an investment company using the net asset value per share of the investment (or its equivalent) without further adjustment, if the net asset value per share of the investment is determined in accordance with the specialized accounting guidance for Investment Companies as at the measurement date. The adoption of this guidance does not have a material effect on the financial statements.

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value.

The asset or liability fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan's management considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary and provided by independent sources that are actively involved in the relevant market.

The following is a description of the valuation methodologies used for the investments measured at fair value. There have been no changes in methodologies used at December 31, 2012 and 2011.

- ADS: valued at the closing price reported on the active market on which the individual security is traded.
- Common collective trust funds and interest bearing cash: valued at the net asset value (NAV) at shares held by the Plan at year end.
- Mutual funds: valued at the quoted NAV of shares held by the Plan at year end.
- Wrapper contracts: valued at fair value by discounting the related cash flows based on current yield of similar instruments with comparable duration.
- Synthetic guaranteed investment contracts: valued at the fair value of the underlying assets.

The measurement methods as described in Note 2 may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

	Assets at Fair Value as of December 31, 2012			
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$ -	$ 20,890,674	$ -	$ 20,890,674
GSK ADS	482,986,346	-	-	482,986,346
Mutual funds	1,222,848,730	-	-	1,222,848,730
Common collective trust funds	-	2,777,945,458	-	2,777,945,458
Synthetic guaranteed investment contracts and wrapper contracts	-	421,318,352	158,571	421,476,923
	$ 1,705,835,076	$ 3,220,154,484	$ 158,571	$ 4,926,148,131

	Assets at Fair Value as of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$ -	$ 45,323,998	$ -	$ 45,323,998
GSK ADS	529,454,472	-	-	529,454,472
Mutual funds	1,069,869,223	-	-	1,069,869,223
Common collective trust funds	-	2,365,462,451	-	2,365,462,451
Synthetic guaranteed investment contracts and wrapper contracts	-	417,919,539	75,192	417,994,731
	$ 1,599,323,695	$ 2,828,705,988	$ 75,192	$ 4,428,104,875

There was a reclassification of the State Street Bank and Trust Company SSgA Short Term Investment Fund for 2011. This investment has been reclassified from cash equivalents to interest bearing cash. Management determined that the price of these assets is derived from observable inputs other than quoted prices.

Roll-forward of Level 3 assets as of December 31, 2012 and 2011:

	Wrapper Contracts	
	2012	2011
Balances at beginning of year	$ 75,192	$ 731,429
Net appreciation (depreciation)	83,379	(656,237)
Balances at end of year	$ 158,571	$ 75,192

6. Related Party Transactions

Certain Plan's investments are common collective trust funds managed by State Street Global Advisors, an investment management division of State Street Bank and Trust Company, which is the Trustee and custodian of the Plan, and therefore, these transactions qualify as party-in-interest transactions.

The GlaxoSmithKline Stock Fund invests in GSK ADS which represents two ordinary shares of GlaxoSmithKline plc. During the year ended December 31, 2012, the Plan purchased and sold $105,536,014 and $128,060,939 of GSK ADS, respectively, and received dividends of $28,251,030. During the year ended December 31, 2011, the Plan purchased and sold $121,678,028 and $177,265,194 of GSK ADS, respectively, and received dividends of $26,689,993.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8. Tax Status

The Internal Revenue Service has determined and informed the Company, in a letter dated January 30, 2012 that the Plan and related trust are designed in accordance with Section 401(a) of the Internal Revenue Code (IRC) and is exempt from taxation under Section 501(a). The Plan's administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require the Plan's administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would be sustained upon examination by the Internal Revenue Service. Based on the most recent determination letter obtained, the Plan's administrator has concluded that as of December 31, 2012, there were no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan's financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods (2009-2012) in progress.

9. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011 to Form 5500:

	2012	2011
Net assets available for benefits per the financial statements	$ 4,979,427,269	$ 4,481,131,860
Amounts allocated to withdrawing participants	(346,909)	(2,529,840)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	12,406,239	8,572,337
Net assets available for benefits per Form 5500, Schedule H	$ 4,991,486,599	$ 4,487,174,357

The following is a reconciliation of total additions per the Statement of Changes in Net Assets Available for Benefits per the financial statements at December 31, 2012 and 2011 to Form 5500:

	2012	2011
Net additions per the statement of changes in net assets available for benefits per financial statements	$ 803,264,121	$ 376,456,837
2012 adjustment from contract value to fair value for fully benefit-responsive investment contracts	12,406,239	-
2011 adjustment from contract value to fair value for fully benefit-responsive investment contracts	(8,572,337)	8,572,337
2010 adjustment from contract value to fair value for fully benefit-responsive investment contracts	-	(570,058)
Total income per Form 5500, Schedule H	$ 807,098,023	$ 384,459,116

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2012 and 2011, to Form 5500:

	2012	2011
Benefits paid to participants per the financial statements	$ 302,016,574	$ 407,111,329
Amounts allocated to withdrawing participants at December 31, 2012	346,909	-
Amounts allocated to withdrawing participants at December 31, 2011	(2,529,840)	2,529,840
Benefits paid to participants per Form 5500, Schedule H (2e, 2g)	$ 299,833,643	$ 409,641,169

10. Risks and Uncertainties

The Plan invests in various investment options. These investment options are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

11. Subsequent Events

The Plan's management has determined that no material events occurred subsequent to December 31, 2012 and the date of the financial statement issuance, which requires additional disclosure in the financial statements.

Supplemental Schedule

GlaxoSmithKline
Retirement Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar	(c) Description of Investments Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Fair Value
*	State Street Bank and Trust Company SSgA Short Term Investment Fund	Interest bearing cash		$ 20,890,674
				20,890,674
*	GlaxoSmithKline plc ADS	Company stock	**	482,986,346
				482,986,346
	Vanguard Windsor II Fund	Mutual fund	**	273,247,390
	PIMCO Total Return Fund	Mutual fund	**	259,183,775
	Vanguard Selected Value Fund	Mutual fund	**	58,597,831
	Vanguard Mid-Cap Growth Fund	Mutual fund	**	85,783,156
	Royce Special Equity Fund	Mutual fund	**	58,995,434
	American Funds EuroPacific Growth Fund	Mutual fund	**	300,546,806
	Vanguard Prime Money Market Fund	Mutual fund	**	186,494,338
				1,222,848,730
*	SSgA S&P 500 Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	850,493,518
*	SSGA US Bond Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	326,993,017
*	SSGA Russell Small Cap Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	255,164,288
*	SSGA US Total Market Index Non-Lending Series Fund	Common collective trust funds	**	77,753,788
*	SSGA S&P MidCap Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	239,806,775
*	SSGA International Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	316,573,690
	T. Rowe Price New Horizons Fund	Common collective trust funds	**	170,747,664
	Vanguard Target Retirement Income Trust II	Common collective trust funds	**	37,280,056
	Vanguard Target Retirement 2010 Trust II	Common collective trust funds	**	28,067,193
	Vanguard Target Retirement 2015 Trust II	Common collective trust funds	**	38,991,683
	Vanguard Target Retirement 2020 Trust II	Common collective trust funds	**	99,000,719
	Vanguard Target Retirement 2025 Trust II	Common collective trust funds	**	46,486,882
	Vanguard Target Retirement 2030 Trust II	Common collective trust funds	**	85,314,083
	Vanguard Target Retirement 2035 Trust II	Common collective trust funds	**	36,125,794
	Vanguard Target Retirement 2040 Trust II	Common collective trust funds	**	56,035,493
	Vanguard Target Retirement 2045 Trust II	Common collective trust funds	**	15,252,535
	Vanguard Target Retirement 2050 Trust II	Common collective trust funds	**	6,785,552
	Vanguard Target Retirement 2055 Trust II	Common collective trust funds	**	2,132,528
	Winslow Large Cap Growth Fund	Common collective trust funds	**	88,940,200
	Dwight Intermediate Core Fund	Common collective trust funds		155,355,942
				2,933,301,400
	Dwight 2012 - Term Fund	Limited partnerships	**	12,932,839
	Dwight 2013 - Term Fund	Limited partnerships	**	59,112,867
	Dwight 2014 - Term Fund	Limited partnerships	**	60,244,477
	Dwight 2015 - Term Fund	Limited partnerships	**	64,869,378
	Dwight 2016 - Term Fund	Limited partnerships	**	68,802,849
		Total value		265,962,410
	Monumental - AEGON	Wrap contracts	**	95,858
*	State Street Bank	Wrap contracts	**	62,713
	Prudential	Wrap contracts	**	
		Total value		158,571
		Total investments		$ 4,926,148,131
*	Participant loans (interest rate 4.25%-10.50%; maturity 2012-2025)	Participant loans	**	$ 51,096,822

* Denotes a party-in interest

** Historical cost information is not required for participant directed investments


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